DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04011403

March 2, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to General Motors by Prieur J. Leary. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Prieur J. Leary
817 Dumaine St.
New Orleans, LA 70170

40728

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on August 8, 2003 from Prieur J. Leary as Managing Member of Memorial Plaza, LLC (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal primarily would require General Motors Acceptance Corporation ("GMAC") to change certain policies with regard to loan operations.

General Motors intends to omit the proposal under Rule 14a-8(f)(1) on the grounds that the proponent has not complied with the ownership requirements of paragraph (b) and the limit on the number of proposals of paragraph (c). In addition, the proposal may be omitted under paragraph (i)(4) as relating to the redress of a personal claim or grievance against GMAC.

1. <u>Proponent has not furnished evidence of requisite stock ownership.</u>

According to General Motors' records, neither Mr. Leary nor Memorial Plaza, LLC ("Memorial") is a registered holder of any GM voting securities. In compliance with paragraph (f)(1), GM wrote Mr. Leary on August 13, 2003 providing a copy of Rule 14a-8 and requesting that he furnish evidence of his eligibility to submit a stockholder proposal under paragraph (b) (Exhibit B). General Motors has not received any written reply to this request. On September 12, 2003, Mr. Leary left a voice message on my telephone answering machine stating that he was not certain if he owned GM stock worth at least $2,000 in street name, but if not, he intended to purchase such stock. Exhibit C is a copy of the letter I sent him on September 16 summarizing his message and responding that he had not responded adequately within the time period allowed by paragraph (b). The Staff has consistently concluded that a company may exclude a proposal pursuant to Rule 14a-8(f) for failure by the proponent to comply with Rule 14a-8(b). <u>See</u>, <u>e.g.</u>, <u>CNF Inc.</u> (January 12, 2004); <u>Atlas Air Worldwide Holdings, Inc.</u> (March 14, 2003); <u>Halliburton Company</u> (March 7, 2003).

2. <u>Proponent's submission is comprised of more than one proposal.</u>

The submission includes six resolutions (one is repeated), which deal with at least three distinct topics—minority membership on the board of directors, prepayment penalties imposed by GMAC in loan agreements, and sales of loans or promissory notes by GMAC. General Motors' August 13 letter set forth in Exhibit B also noted that the proponent had submitted more than one proposal and requested that the submission be revised to limit the number of proposals to one. There has been no response to this request. While the Staff has at times treated a sequence of related resolutions as a single proposal, the variety of topics makes it clear that one more than proposal has been submitted in violation of paragraph (c), and despite the Corporation's notice to the proponent this error has not been corrected.

3. <u>The proposal relates to a personal grievance of Mr. Leary and Memorial Plaza, LLC.</u>

Mr. Leary contacted General Motors in March 2003 to give notice of his intention to file a stockholder proposal (Exhibit D). According to this letter, both Mr. Leary and Memorial are parties to loan agreements with GMAC and Memorial's agreement includes a prepayment provision, which Mr. Leary has unsuccessfully requested GMAC to waive. The letter also stated that Memorial's loan had been sold by GMAC to another party, which allegedly was without required notice to the borrower and created a conflict of interest. In this context, notice of an "intention" to file a stockholder proposal carries an implication that GM could avert such a stockholder proposal by resolving Memorial's dispute with GMAC, which is strengthened by the letter's description of his strong credit history with GMAC and the closing observation that the proposal would "avoid usury laws".

The proponent has also sent GM in connection with this proposal a set of papers (Exhibit E), which include an excerpt apparently from a loan agreement, a copy of the RICO statute, a letter from Mr. Leary to an employee of GMAC Commercial Mortgage, a subsidiary of GMAC, regarding the dispute over the Memorial loan agreement, and a letter to the Secretary of GM dated March 30, 2003, apparently describing possible litigation. This letter closes with references to racketeering and price-fixing activities and "'take it or leave it contracts' (Contracts of Adhesion)" and concludes:

> Both state and federal courts have a great ability to fix egregious situations. It is contemplated that the suit will be filed in Orleans Parish, Louisiana, which is a poor area and will not condone or understand 40% prepayment penalties. For your information I have won similar actions against two major NYSE companies and have never lost an action.

The proposal that was actually filed, while expanded from the "intended" proposal in the March letter, is clearly related to the earlier proposal and to the dispute between Memorial and GMAC. The last paragraph of the August submission, after what appears to be the end of the proposal, states, "The above mentioned law suits [sic—there is no mention of a law suit in the proposal] individual, corporate and class action (2) and the above Shareholder proposal will be filed and publicized in all effect [sic] financial print and other media to make the consuming public aware of the contracts of adhesion and the egregious and unconscious able [sic] prepayment penalties utilized by General Motors Acceptance Corporation." The letter states that copies have been sent, not only to the president of GMAC and the directors of GM, but also to GM's independent auditors, Deloitte & Touche, the Federal Reserve, the U.S. Department of Justice, the Securities and Exchange Commission, the NYSE, and Elliott Spitzer, which suggests that the proposal is meant to call the attention of these authorities to the situation between Memorial and GMAC.

The resolutions themselves obviously relate to this dispute. Three resolutions deal with limitations on prepayment fees in GMAC loan agreement. Two resolutions deal with situations in which GMAC sells a loan that it originated and continues to act as servicing agent on the loan. Even the resolution calling for an expanded board of directors to include minorities is related, since it indicates that such minorities would be "more sensitive to the payment of prepayment penalties, interest rate and 'take it or leave it' contracts (contracts of Adhesion)".

Finally, the telephone message that Mr. Leary left and that is described in Exhibit C stated that he was attempting to resolve his dispute with GMAC through the extraordinary means of filing a stockholder proposal as the "cheapest way," and closed, "Hopefully I don't have to submit a shareholder proposal" to bring about a resolution. Mr. Leary has not hesitated to link this stockholder proposal with Memorial's dispute over the prepayment provision in its loan agreement, which is grounds for its exclusion under paragraph (i)(4) of Rule 14a-8.

In GM's experience, Mr. Leary regards the stockholder proposal process as a routine way of doing business. In December 31, 2001, Mr. Leary sent General Motors another letter (Exhibit F) stating that he intended to submit a stockholder proposal, this time requiring GMAC to pay interest on funds held in escrow, and threatening litigation unless his loan was restructured. Using stockholder proposal to put pressure on companies to settle disputes is clearly an abuse of Rule 14a-8, which should be discouraged by issuing a no-action letter in this situation.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Mr. Leary's fax number appears to be 504-523-2705. GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Prieur J. Leary, Jr.

Anne - Duplicate Proposal from MARCH 27
PLS FILE NOW: MEMORIAL PLAZA, LL
AUG 7, 2003

Proposed

EXHIBIT A

SHAREHOLDER PROPOSAL

ITEM NO. 1

Memorial Plaza, LLC, 817 Dumaine St., Louisiana, New Orleans, Louisiana 70116, has given notice the they intent to present for action at the 2004 annual general shareholders meeting the following resolution:

"Resolved":

The Board of Directors be expanded to include minorities including Afro American, Hispanic, Women and other minorities that are more sensitive to the payment of prepayment penalties, interest rates and "take it or leave it contracts" (contracts of "Adhesion")

"Resolved":

General Motors Acceptance Corporation shall refund all prepayment penalties received during the last ten (10) years which exceed the Prime Interest Rate stated in the Wall Street Journal on the date of prepayment.

"Resolved":

General Motors Acceptance Corporation shall waive all prepayment penalties in all existing loan agreements with exceed the Prime Interest Rate stated in the Wall Street Journal on the date of prepayment. Each loan agreement shall be amended to reflect the above waiver.

"Resolved"

General Motors Acceptance Corporation shall waive all prepayment penalties in all existing loan agreements with exceed the Prime Interest Rate stated in the Wall Street Journal on the date of prepayment. Each loan agreement shall be amended to reflect the above waiver.

"Resolved"

General Motors Acceptance Corporation shall not include any prepayment penalties in any loan agreements with exceed the Prime Interest Rate stated in the Wall Street Journal on the date of prepayment. Each loan agreement shall include this provision.

"Resolved:

General Motors Acceptance Corporation will not sell any of its loan to third parties or act as a servicing agent.

"Resolved"

General Motors Acceptance Corporation shall recognize that its fiduciary duty is to its customer the borrower and cannot owe a fiduciary duty to any party that has purchased its customer's promissory note.

If you AGREE, please mark your proxy FOR this proposal.

THE BOARD OF DIRECTORS FAVORS THIS PROPOSAL , ITEM NO 1 BECAUSE IT HAS A CONSCIENCE AND IS OPPOSED TO OVERCHARGING ITS CUSTOMERS.

The above mentioned law suits individual, corporate and class action (2) and the above Shareholder proposal will be filed and publicized in all effect financial print and other media to make the consuming public aware of the contracts of adhesion and the egregious and unconscious able prepayment penalties utilized by General Motors Acceptance Corporation.

Respectfully submitted.

Memorial Plaza, LLC

By: ____________________
Prieur J. Leary, Jr.
Managing Member

CC: ERIK FELDSTEIN, PRESIDENT, GMAC

CC: BY FAX, FEDERAL EXPRESS, TO OFFICE AND HOME TO:

Mr. Perry N. Barnevik
Mr. John H. Bryan
Mr. Amando M. Codina
Mr. George M. C. Fisher
Mr. Noboyuki Idei
Mr. Karen Katen
Mr. Alan G. Lafley
Mr. Stanley O' Neal
Mr. Eckhard Pfeiffer
Mr. John F. Smith, Jr.
Mr. Richard Wagoner, Jr.
Mr. Lloyd D. Ward

CC: ELLIOT SPITZER

---

cc: Deloitte & Touche
Federal Reserve
U.S. Department of Justice
Securities and Exchange Commission and N.Y.S.E.

---

cc: Barons – Alan Abelson
Wall Street Journal
Investors Business Daily
Financial Times
Smart Money
CNBC

EXHIBIT B

file copy

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

August 13, 2003

FEDERAL EXPRESS
Prieur J. Leary, Jr.
817 Dumaine St.
New Orleans, LA 70170

Dear Mr. Leary:

On August 8, General Motors received your letter, including "Proposed Shareholder Proposal Item No. 1", which was marked "Pls File Now: Memorial Plaza LLC." I understand from this statement that you are acting on behalf of Memorial Plaza LLC to submit the proposal, which you sent us initially in March 2003, for consideration at GM's 2004 annual meeting of stockholders.

I am enclosing for your information a copy of Rule 14a-8 of the SEC's proxy rules, which governs shareholder proposals. As Question 2 (section (b)) of the Rule states, you must have continuously held at least $2,000 worth of voting stock (or 1%, which is a much larger amount in the case of GM) for at least one year before you submitted your proposal. The records of GM's stock transfer agent do not list Memorial Plaza LLC as a stockholder, so that you must provide evidence of its stock ownership. Subsection (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable. Please note that you must include a statement that Memorial Plaza LLC intends to continue to hold the securities through the date of the annual meeting.

Question 3 states that a stockholder may submit only one proposal per meeting. Your submission appears to include seven separate proposals and must therefore be revised to limit the number of proposals to one. As Question 6 provides in subsection (1), you must send evidence of Memorial Plaza LLC's stock ownership (including the promise to continue ownership) and the revised stockholder proposal no later than 14 days after you receive this letter notifying you of these deficiencies.

Please send this material to my attention, and be sure to include the mail code (MC 482-C23-D24) in my address.

Sincerely,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

EXHIBIT C

file copy

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

September 16, 2003

Prieur J. Leary, Jr.
817 Dumaine St.
New Orleans, LA 70170

Dear Mr. Leary:

I am writing to respond to the phone message which I received from you on Friday, September 12. You described your message as a "very delayed and belated response" to my letter of August 13 pointing out some deficiencies in the stockholder proposal that you submitted to General Motors.

In my letter, I stated that under the proxy rules you were required to provide evidence of the requisite stock ownership and a revision of your proposal complying with the one-proposal limit no later than 14 days after you received my letter. I believe you would have received my letter on August 14, so that the deadline would have been August 28. Rule 14a-8(f)(1) states that the company may exclude your proposal from its proxy material if you do not adequately correct these deficiencies in material that is postmarked or transmitted electronically within this period. Accordingly, before we finalize the proxy material for GM's 2004 annual stockholder meeting, we will inform the SEC that we intend to omit your proposal, and request its concurrence in a no-action letter.

In addition, your message indicated that you were not certain if you now owned at least $2,000 worth of GM stock in street name, but if not, that you intended to purchase stock. Please note that under paragraph (b)(1) you must have owned $2,000 worth of stock for one year by the date you submit a proposal.

Finally, even without these procedural and eligibility difficulties, GM would request a no-action letter from the SEC permitting the omission of your revised proposal as you described it in your phone message. Rule 14a-8(i)(7) authorizes companies to exclude a proposal that "deals with a matter relating to the company's ordinary business operations"; I believe that limiting the prepayment penalties that GMAC and its subsidiaries may charge should be regarded as related to ordinary business.

Rule 14a-8(i)(4) further authorizes exclusion where "the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the stockholder submitting the proposal], or to further a personal interest, which is not shared by the other shareholders at large." In your message and in your prior correspondence you have described the burden that you feel the prepayment penalty in your agreement with GMAC Commercial Mortgage has placed on your business interests. Your phone message candidly stated that you are seeking relief from your arrangement through extraordinary means by submitting this stockholder proposal, as the "cheapest way" to pursue your goal, and you closed your message with the comment, "Hopefully I don't have to submit a shareholder proposal" to bring about a resolution of your dispute with GMAC Commercial Mortgage. The SEC has made it clear in promulgating the proxy rules that the stockholder proposal process is not intended to provide a cheap way for stockholders to put pressure on the company to address their claims. Accordingly, I believe that under paragraph (i)(4) of Rule 14a-8, GM would also be justified in excluding your proposal from its proxy material and would request a no-action letter on those grounds.

I have forwarded your letters and phone message to attorneys for GMAC Commercial Mortgage, to update them about your position with regard to this matter.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

RECEIVED

MAR 27 2003

OFFICE OF SECRETARY
DETROIT

817 DUMAINE ST.
NEW ORLEANS, LA. 70170
OFFICE (504) 582 8609
HOME (504) 525 5726
HOME FAX (504) 561 - 8547

Prieur J. Leary, Jr.

EXHIBIT D

March 26, 2003

Via Federal Express
Attn: Secretary
General Motors Corporation
300 Renaissance Center
300 Mail Code C38 B71
Detroit, Michigan 48265-3000

Rd: Shareholder Proposal - Breach of Loyalty to its Customer - the Borrower.

Dear Sir or Madame:

Please consider this my intention to file a shareholder proposal to be included in the next General Motors Proxy Statement. At my formal submission I will demonstrate to you all requirements of the Securities and Exchange Commission necessary for the submission.

Background:

From 1995 until 2002, I borrowed personally approximately $1.5 million dollars from GMAC for the finance of my home in Colorado. The Loan Accounts were No. 498477108 and 80000 1170 1762 1001. This loan was paid in full and was never in default.

In 1999, Memorial Plaza, LLC a corporation controlled by my wife and myself borrowed $1,365,000 since that time the loan has been paid timely and there has never been a default.

Thus, loans of approximately $3.0 million have been made to me or entities controlled by me.
They have been paid in full and are presently being paid with no defaults. I believe you will consider that we are a good customer - $3,000,000 borrowed in 4 years. All amounts were repaid timely and there was never a default. Please check your files to confirm this.

Memorial Plaza, LLC 's loan (1 170 1762 1001) can now be prepaid in full. However, there is a prepayment penalty due in excess of $340,000, the unpaid balance on the loan is approximately $1,265,000 . This amount plus all other charges approximates 40% of the unpaid principal balance. In addition, the loan was sold to third party investors without notifying me of the sale as required by the documents. Lastly, a blatant conflict of interest exists because GMAC has a fiduciary duty to its customer (me - the borrower). GMAC also claims it has a fiduciary duty to the purchaser of the note. GMAC for well over 50 years has had as its customer borrowers not purchasers of notes. Because of these factors and because of the inherent problems present in the loan, I have requested that the prepayment penalty be waived so that GMAC can be repaid in full and I can recoup my equity. The loan is a non-recourse loan. GMAC has refused.

Thus, the following shareholder resolution will be submitted:

"General Motors Acceptance Corporation shall waive in all existing loans a prepayment penalty that will exceed the prime rate of interest presently in force at the time of prepayment.

General Motors Acceptance Corporation will not include in any of its future loan a prepayment penalty that will exceed the prime rate of interest in force at the time of prepayment.

General Motors Acceptance Corporation will not sell any of its loan to third parties and act as fiduciary servicing agent so that there is no conflict of interest between itself and its customers, the borrower."

The above proposal will be fair to GMAC's customer the borrower and ~~avoid usury~~ laws.

Respectfully submitted,

Prieur J. Leary, Jr. (Individually)
and as Managing Member of Memorial Plaza, LLC

Letters to Editor Wall St. Journal, Barrons, Investors Business Daily, Forbes, Fortune
Fortune, Financial Times

Cc: Board of Directors, General Motors Corporation

EXHIBIT E

EGREGIOUS AND UNCONSCIENCABLE

PREPAYMENT PENALTY

this Note, over (B) the principal amount of this Note outstanding immediately before such prepayment [i.e., (PV of All Future Payments) - (principal balance at time of prepayment) = Prepayment Consideration]. For purposes hereof, "Treasury Constant Maturity Yield Index" shall mean the average yield for "This Week" as reported by the Federal Reserve Board in Federal Reserve Statistical Release H.15(519) ("FRB Release") published during the second full week preceding the Prepayment Date for instruments having a maturity coterminous with the remaining term of this Note. In the event the FRB Release is no longer published, Lender shall select a comparable publication to determine the Treasury Constant Maturity Yield Index. If there is no Treasury Constant Maturity Yield Index for instruments having a maturity coterminous with the remaining term of this Note, then the weighted average yield to maturity of the Treasury Constant Maturity Yield Indices with maturities next longer and shorter than such remaining average life to maturity shall be used, calculated by averaging (and rounding upward to the nearest whole multiple of 1/100 of 1% per annum, if the average is not such a multiple) the yields of the relevant Treasury Constant Maturity Yield Indices (rounded, if necessary, to the nearest 1/100 of 1% with any figure of 1/200 of 1% or above rounded upward).

(d) Calculation Notice. If any Prepayment Consideration is due hereunder, Lender shall deliver to Borrower a statement setting forth the amount and determination of the Prepayment Consideration, and, provided that Lender shall have in good faith applied the formula herein specified for calculation of the Prepayment Consideration, Borrower shall not have the right to challenge the calculation or the method of calculation set forth in any such statement in the absence of manifest error, which calculation may be made by Lender on any day during the thirty (30) day period preceding the date designated for such prepayment to be made. Lender shall not be obligated or required to have actually reinvested the prepaid principal balance at the Treasury Constant Maturity Yield or otherwise as a condition to receiving the Prepayment Consideration.

(e) General Application. Except as provided herein, the Prepayment Consideration shall be due, to the extent permitted by applicable law, under any and all circumstances where all or any portion of this Note is paid prior to the Maturity Date, whether such prepayment is voluntary or involuntary or arises as a result of Borrower's default and Lender's acceleration of the Maturity Date of this Note (irrespective of whether proceedings have been commenced against any collateral), and shall be in addition to any other sums due hereunder or under any of the other Loan Documents. No Prepayment Consideration shall be due, however, if Lender elects to apply insurance or condemnation proceeds to reduce the outstanding principal balance of this Note as provided in the Security Instrument (as hereinafter defined), unless, at the time of Lender's receipt or application of such proceeds, either an Event of Default or an event which would constitute an Event of Default with the giving of notice or the expiration of applicable grace or cure period, or both, shall have occurred hereunder.

3. Security; Loan Documents. The indebtedness evidenced by this Note and the obligations created hereby (including without limitation the amounts authorized by Section 4 to be collected by Lender and the Prepayment Consideration when due hereunder) are secured by, among other things, a first mortgage, security interest and lien on certain real and personal property collateral of Borrower, tangible and intangible, as described more particularly in that certain Deed of Trust and Security Agreement or Deed to Secure Debt and Security Agreement or Mortgage and Security Agreement, as applicable (any, "Security Instrument") from Borrower to Lender, dated as of date hereof. The Security Instrument together with this Note and all other documents to or of which Lender is a party or a beneficiary now or hereafter evidencing, securing, guarantying, modifying or otherwise relating to the indebtedness evidenced hereby, and all extensions, renewals and modifications thereof, are collectively referred to herein as the "Loan Documents."

4. Default.

4.01 Event of Default. The occurrence of any of the following shall constitute an event of default ("Event of Default") under this Note: (a) if any payment of principal and interest or any other payment

2.04 Application of Payments. Payments under this Note shall be applied first to the payment of late fees and other costs and charges due in connection with this Note, as Lender determines in its sole discretion, then to the payment of accrued but unpaid interest, and then to reduction of the outstanding principal balance (in inverse order of maturity whether or not then due), but such application shall not reduce the amount of the fixed monthly installments required to be paid hereunder unless partial prepayments are expressly permitted in the event of partial release of collateral under Section 2.05 (b) below. No principal amount repaid may be reborrowed. All amounts due under this Note shall be payable without setoff, counterclaim or any other deduction whatsoever.

2.05 Prepayment.

(a) Obligation for Prepayment Consideration. Borrower acknowledges that Lender is making the loan evidenced by this Note at the Interest Rate and upon the other terms herein set forth in reliance upon Borrower's repayment of such loan over the full stated term of this Note and that Lender may suffer loss or other detriment if Borrower were to prepay all or any portion of this Note. Borrower acknowledges that Lender would not otherwise be willing to make the loan evidenced by this Note but for Borrower's covenant not to prepay the principal balance hereunder prior to the Maturity Date, except in accordance with the terms and upon the payment of certain additional prepayment consideration ("Prepayment Consideration") as more particularly described below, and agrees that the conditions herein imposed are reasonable.

(b) Conditions For Prepayment.

(i) Provided no Event of Default (hereafter defined) exists, the principal balance of this Note may be prepaid in whole, but not in part (except as may arise in connection with Lender's application of casualty or condemnation awards), provided (A) Borrower so notifies Lender in writing no more than sixty (60) days and not less than thirty (30) days prior to the intended date of such prepayment, which date shall be the last day of a calendar month, (B) such prepayment is accompanied by all accrued interest and all other outstanding amounts then due hereunder and under the other Loan Documents, and (C) such prepayment includes the applicable Prepayment Consideration. No Prepayment Consideration shall be required if the prepayment is made on or after the third (3rd) Payment Date preceding the Maturity Date. Notwithstanding the foregoing, no prepayment shall be permitted until after **March 31, 2002** ("Lock Out Period"). If any prepayment is made prior to the end of Lock Out Period (including without limitation any prepayment arising upon the acceleration of indebtedness by Lender following the occurrence of an Event of Default), then one percent (1%) of the outstanding principal balance of this Note shall be due in addition to the Prepayment Consideration and all other fees, penalty interest, late charges, etc.

(ii) If any prepayment is made hereunder (whether before or after the period specified in subsection (i) above), without the prior notice required by subsection (i) above, the Prepayment Consideration shall be increased by an amount equal to the lesser of (A) thirty (30) days unearned interest computed on the outstanding principal balance of this Note so prepaid, or (B) unearned interest computed on the outstanding principal balance of this Note so prepaid for the period from, and including, the date of prepayment through the Maturity Date.

(c) Amount of Prepayment Consideration. The Prepayment Consideration is to be paid to Lender in connection with the prepayment of this Note shall be an amount equal to the greater of (i) one percent (1%) of the principal amount being prepaid or (ii) the positive excess of (A) the present value ("PV") of all future installments of principal and interest due under this Note including the principal amount due at maturity (collectively, "All Future Payments"), discounted at an interest rate per annum equal to the Treasury Constant Maturity Yield Index (defined below) published during the second full week preceding the date on which such premium is payable for instruments having a maturity coterminous with the remaining term of

CIVIL RACKETEERING STATUE

Sec. 1961. - Definitions

As used in this chapter -

(1)

"racketeering activity" means

(A)

any act or threat involving murder, kidnapping, gambling, arson, robbery, bribery, extortion, dealing in obscene matter, or dealing in a controlled substance or listed chemical (as defined in section 102 of the Controlled Substances Act), which is chargeable under State law and punishable by imprisonment for more than one year;

(B)

any act which is indictable under any of the following provisions of title 18, United States Code: Section 201 (relating to bribery), section 224 (relating to sports bribery), sections 471, 472, and 473 (relating to counterfeiting), section 659 (relating to theft from interstate shipment) if the act indictable under section 659 is felonious, section 664 (relating to embezzlement from pension and welfare funds), sections 891-894 (relating to extortionate credit transactions), section 1028 (relating to fraud and related activity in connection with identification documents), section 1029 (relating to fraud and related activity in connection with access devices), section 1084 (relating to the transmission of gambling information), section 1341 (relating to mail fraud), section 1343 (relating to wire fraud), section 1344 (relating to financial institution fraud), section 1425 (relating to the procurement of citizenship or nationalization unlawfully), section 1426 (relating to the reproduction of naturalization or citizenship papers), section 1427 (relating to the sale of naturalization or citizenship papers), sections 1461-1465 (relating to obscene matter), section 1503 (relating to obstruction of justice), section 1510 (relating to obstruction of criminal investigations), section 1511 (relating to the obstruction of State or local law enforcement), section 1512 (relating to tampering with a witness, victim, or an informant), section 1513 (relating to retaliating against a witness, victim, or an informant), section 1542 (relating to false statement in application and use of passport), section 1543 (relating to forgery or false use of passport), section 1544 (relating to misuse of passport), section 1546 (relating to fraud and misuse of visas, permits, and other documents), sections 1581-1588 (relating to peonage and slavery), section 1951 (relating to interference with commerce, robbery, or extortion), section 1952 (relating to racketeering), section 1953 (relating to interstate transportation of wagering paraphernalia), section 1954 (relating to unlawful welfare fund payments), section 1955 (relating to the prohibition of illegal gambling businesses), section 1956 (relating to the laundering of monetary instruments), section 1957 (relating to engaging in monetary transactions in property derived from specified unlawful activity), section 1958 (relating to use of interstate commerce facilities in the commission of murder-for-hire), sections 2251, 2251A, 2252, and 2260 (relating to sexual exploitation of children), sections 2312 and 2313 (relating to interstate transportation of stolen motor vehicles), sections 2314 and 2315 (relating to interstate transportation of stolen property), section 2318 (relating to trafficking in counterfeit labels for phonorecords, computer programs or computer program documentation or packaging and copies of motion pictures or other audiovisual works), section 2319 (relating to criminal infringement of a copyright), section 2319A (relating to unauthorized fixation of and trafficking in sound recordings and music videos of live musical performances), section 2320 (relating to trafficking in goods or services bearing counterfeit marks), section 2321 (relating to trafficking in certain motor vehicles or motor vehicle parts), sections 2341-2346 (relating to trafficking in contraband cigarettes), sections 2421-24 (relating to white slave traffic),

(C)

any act which is indictable under title 29, United States Code, section 186 (dealing with restrictions on payments and loans to labor organizations) or section 501(c) (relating to embezzlement from union funds),

(D)

any offense involving fraud connected with a case under title 11 (except a case under section 157 of this title), fraud in the sale of securities, or the felonious manufacture, importation, receiving, concealment, buying, selling, or otherwise dealing in a controlled substance or listed chemical (as defined in section 102 of the Controlled Substances Act), punishable under any law of the United States,

(E)

any act which is indictable under the Currency and Foreign Transactions Reporting Act,

(F)

any act which is indictable under the Immigration and Nationality Act, section 274 (relating to bringing in and harboring certain aliens), section 277 (relating to aiding or assisting certain aliens to enter the United States), or section 278 (relating to importation of alien for immoral purpose) if the act indictable under such section of such Act was committed for the purpose of financial gain, or

(G)

any act that is indictable under any provision listed in section 2332b(g)(5)(B);

(2)

"State" means any State of the United States, the District of Columbia, the Commonwealth of Puerto Rico, any territory or possession of the United States, any political subdivision, or any department, agency, or instrumentality thereof;

(3)

"person" includes any individual or entity capable of holding a legal or beneficial interest in property;

(4)

"enterprise" includes any individual, partnership, corporation, association, or other legal entity, and any union or group of individuals associated in fact although not a legal entity;

(5)

"pattern of racketeering activity" requires at least two acts of racketeering activity, one of which occurred after the effective date of this chapter and the last of which occurred within ten years (excluding any period of imprisonment) after the commission of a prior act of racketeering activity;

(6)

"unlawful debt" means a debt

(A)

incurred or contracted in gambling activity which was in violation of the law of the United States, a State or political subdivision thereof, or which is unenforceable under State or Federal law in whole or in part as to principal or interest because of the laws relating to usury, and

(B)

which was incurred in connection with the business of gambling in violation of the law of the United States, a State or political subdivision thereof, or the business of lending money or a thing of value at a rate usurious under State or Federal law, where the usurious rate is at least twice the enforceable rate;

(7)

"racketeering investigator" means any attorney or investigator so designated by the Attorney General and charged with the duty of enforcing or carrying into effect this chapter;

(8)

"racketeering investigation" means any inquiry conducted by any racketeering investigator for the purpose of ascertaining whether any person has been involved in any violation of this chapter or of any final order, judgment, or decree of any court of the United States, duly entered in any case or proceeding arising under this chapter;

(9)

"documentary material" includes any book, paper, document, record, recording, or other material; and

(10)

"Attorney General" includes the Attorney General of the United States, the Deputy Attorney General of the United States, the Associate Attorney General of the United States, any Assistant Attorney General of the United States, or any employee of the Department of Justice or any employee of any department or agency of the United States so designated by the Attorney General to carry out the powers conferred on the Attorney General by this chapter. Any department or agency so designated may use in investigations authorized by this chapter either the investigative provisions of this chapter or the investigative power of such department or agency otherwise conferred by law

N

LEGAL SUPPORT OF POSITION OF MEMORIAL PLAZA

PRIMARILY "EQUITY"

SINCE COURTS HAVE A GREAT ABILITY TO FIX

EGREGIOUS SITUATIONS

817 DUMAINE ST.
NEW ORLEANS, LA 70116
TEL.(504) 582-8609
FAX. (504) 561 - 8547

Memorial Plaza, LLC

FAX: (415) 391 - 2949& Federal Express

March 19, 2003
Ms. Alicia Anderson
Asset Manager
GMAC Commercial Mortgage
550 California Street - 12th Floor
San Francisco, CA 94104

Re: Offer to Buy Barefoot Bay - Medical Plaza - Received March 18, 2003 - Expires 5:00 P.M EST March 19, 3003

Dear Alicia

This fax shall confirm our telephone conversation of today.

I am acting as the Managing Member of Memorial Plaza LLC in all my dealings with GMAC. I am not acting as a lawyer, but in my individual capacity. When the time is appropriate, we will retain counsel and then the different counsels can communicate. Consequently, I cannot and will not have any communication with your legal counsel because I am not represented by counsel. Please pass this on to your counsel. There is nothing personal.

You told me that you were not an officer of GMAC and could not bind the company. Please provide me with the name of an officer that can bind the company.

You acknowledged receipt of the offer we received yesterday to purchase Barefoot Bay Medical Plaza. The expiration time and date of the offer is 5:00 p.m. Eastern Time on Wednesday, March 19, 2003. You stated that you did not have sufficient time to respond and that on Monday, March 22, 2003 you would have a meeting to discuss the offer. I shall inform the buyer that I am not in a position to accept or reject the offer until I hear from GMAC since the pre-payment penalty is substantial (approx. $300,000).

It is submitted, that GMAC has to timely respond to any and all matters contained in the documents including but not limited to a sale of the property. The failure to timely respond can be deemed to be an interference with a contract. We can also sue the present holders of the notes under the same theory because of the unjust enrichment or unconscionable prepayment penalty. Moreover, our initial research indicates that there are many similar situated clients of GMAC that are suffering from the unconscionable prepayment penalties present.

I stated and you agreed that the prepayment penalty would *not* inure to the benefit of GMAC but would be paid to the present holder of the mortgage note. Therefore, GMAC has nothing to gain from the payment of the prepayment penalty. Please inform me if GMAC receives any economic benefit if the prepayment penalty is paid.

GMAC also had a duty to process the loan application with due care and did not due so since it granted a ten year loan on two buildings which had leases which expired in two and one half years. GMAC accepted a loan application fee to process a loan application with due care and did not do so. The subject appraisal did not take into consideration the actual expenses and if it would have done so the property would have appraised a lesser value which would have stopped the transaction from going forward. It is reasonable to expect that the borrower, who pays for the appraisal to reaffirm his belief that the property is worth the price offered. GMAC failed in having the appraisal done with due care.

I also pointed out that GMAC has a conflict of interest in representing the buyer of the note and also being the lender. Has GMAC made any fees in selling the note in questions? GMAC has a fiduciary duty to the borrower which requires it not to enter into an unconscionable advantage over the borrower. Hoffman v. Lincoln Nat'l Bank & Trust Co., 636 N.E. 2d 185 (Ind Ct. App. 1994). It is submitted that GMAC has an unconscionable advantage over the borrower because of the prepayment penalty.

I also stated that the amount of the prepayment penalty was unenforceable when added together with all the other charges such as interest, points, fees, securitization fees. etc. You responded that you were having the matter researched. My calculation is over 40% of the outstanding balance. This amount is unconscionable and does not pass the "smell test." The National Bank Act provides that if a lender knowingly charges interest greater than that allowed that allowed forfeits the entire interest associated with the note.

I did not mention in our telephone conversation, but will mention now. GMAC has a duty to act in good faith. The lenders duty of good faith prevents the lender from taking advantage of the borrower. Badgett v. Security State Bank. 807 P.2d 356 (Wash 1991). You have received numerous documents including those from disinterested third parties that the market value of the building in question is less than the appraisal and that there are no prospects for tenants and little or no prospects for purchasing the buildings because of the GMAC mortgage (rate and prepayment penalty). GMAC is required, in good faith, to recognize the economic and market conditions.

Please submit the pay-off information including principal, interest, and any other charges due as of April 1, 2003. Perdue v. Crocker Nat'l Bank. (38 Cal 3d. 913, 216 Cal. Rptr. 345 (1985).

You mentioned that GMAC would deal "within the four corners" of the document. The Virginia Supreme Court noted that a court in a usury case, it was not bound by contractual relations and could look behind the formal documents, to discover the true nature of the transaction. A Florida appellate court has gone so far as to rule that a specific provision in a loan document disavowing any intent to violate the usury statutes did not protect the lender from liability for violating those statutes.

I also stated that we never received notice of the sale of the note and who the present holder in due course is. Please provide me with any notice and the name of the holder of the note in question.

We also discussed a letter written by Jim Goodall in which he stated that he would look into releasing funds from our escrow accounts. You offered to follow up on this and I would appreciate your doing so.

As I stated, if we suffer economic damages from GMAC's failure to respond to offers that are communicated to you, we intend to hold GMAC and its Errors and Omissions underwriters responsible for actual and consequential damages.

I look forward to receiving the information and action requested.

If I have misstated anything above please inform me.

Sincerely,

Prieur J. Leary, Jr/
Managing Member

documented by sending materials to Ms. Alicia Anderson, Asset Manager, GMAC Commercial Mortgage Corporation, 550 California Street, and 12th Floor, CA 94104. Tel (415) 835-9235. alicia_anderson@gmaccm.com

The only exit strategy for GMAC to gets in capital back is to sell the building now either in whole or by taking the 9 medical office units and making them condominiums which are more affordable by the local doctors. Ms. Anderson has arbitrarily and capriciously refused to allow the sale of the buildings as a whole or in individual units.

Loan No.: 1 170 1762 1001 – Memorial Plaza, LLC. – *Non-Recourse Loan*

POSSIBLE LITIGATION: MEMORIAL PLAZA, LLC. VS. GMAC (INDIVIDUDAL SUIT)

ADDNITONAL "CLASS ACTION SUIT" – EGREGIOUS AND UNCONSCIOUSABLE PREPAYMENT PENALTY

Counts to be charged against GMAC in litigation to be pursued in Louisiana, because the lawsuit is outside of the documents but based on the tortuous action of GMAC.

Count 1. Fraud mispresentation of value of property and ability to service debt.

This 10 year term loan is now in its 4th year with six years remaining. The loan was underwritten in 1999, when the property in question had leases with a term of only 2.5 years. This loan was poorly underwritten and the GMAC appraisal which I relied on Was definitely overstated (see attached). The loan was poorly underwritten and there is *"lenders liability"* **which I intend to pursue in the Louisiana Courts as an action in tort.**

Count 2. Failure to Give Notice

The Promissory Note was sold but without giving me notice as required by the loan documents. This fact will also be part of the litigation concerning *"lenders liability.*

Count 3. Breach of Fiduciary Duty

Conflict of interest and breach of loyalty to a customer. It has been stated on the record that GMAC 's client is the entity that purchased the note and not me the borrower. The jurisprudence is clear that GMAC owes a fiduciary duty to its client the borrower. However, GMAC is claiming it owes a fiduciary duty to the purchase of the note pursuant to a "secutitization agreement. This a blatant conflict of interest.

Count 4. Usury – EGREGIOUS AND UNCONSCIOUNSABLE PREPAYMENT PENALTIES

We have been informed that the Amount of Prepayment is approximately $340,000 pus a 1% of the unpaid balance. The total is approximately 30% of the loan and approximately 80% of the Equity in the project.

817 DUMAINE ST.
NEW ORLEANS, LA. 70116
TEL. (504) 525 – 5726
Fax. (504) 561 - 8547

MEMORIAL PLAZA, LLC.

Fax (313) 667 – 3166 & Priority Federal Express

March 30, 2003

Secretary
General Motors Corporation
MC 482 – C38 – B71
Renaissance Center
P.O. Box
Detroit, MI 48265-3000

Re: Shareholder Proposal

Dear Sir or Madame,

To make it personally clear this letter is being written to you in my capacity as *Managing Member of Memorial Plaza, LLC and not in my capacity of a lawyer.*

In accordance with "Proxy Statement Proposals" stated on page ii of the General Motors Corporation, dated April 18, 2002, the following shareholder proposal will be submitted:

A. Background:

From 1985 until 2002, I borrowed personally $1.5 million from GMAC to partially (40%) of the cost of my home in Edwards, Colorado. Loan account numbers 498477108 and 8000 1170 1762 1001. The loan was paid in full and was never in default.

In 1999, Memorial Plaza, LLC, a corporation 100% owned by my wife and myself borrowed $1,365,000 since that time the loan has been paid timely and there has never been a default. The present unpaid balance is approximately $1,265,000 after deducting escrow accounts.

Based on the above you can see that I have been a good customer of GMAC borrowing approximately $3,000,000 and paying all amounts due timely and repaying the first loan.

The income GMAC earned from both of these loans has been substantial.

At the end of the 2.5 years the tenants decided to leave and the two buildings would have been empty. However, I am a shareholder of the tenant (NYSE) and interceded forcefully and convinced the tenant to renew the leases for an additional 5 years of which about 3.5 years remain. Thus, at this time the GMAC loan does not have lease revenue to cover the debt service for approximately 3 years of its loan. My self or Memorial Plaza, LLC has no liability to GMAC. All of this has been explained and

Count 5. Civil RICO Charges & Price Fixing with other Lending Institutions.

GMAC may be an "enterprise" engaged in a pattern of "racketeering activity" by itself or in concert with other lenders. Please review the attached to determine what section applies.

DAMAGES SOUGHT:

1. Determination that the loan is null and void because of the EGREGIOUS AND UNCONSCIOUSABLE PREPAYMENT PENALTIES.

2. Forgiveness of indebtedness in amount of the remaining unpaid principal because of the EGREGIOUS AND UNCONSCIOUSABLE PREPAYMENT PENALTIES.

3. Damages in the amount of $1.0 million.

CLASS ACTION LAW SUIT BY ALL BORROWERS THAT HAVE A SIMILAR PREPAYMENT PENALTY – YIELD MAINTENANCE

It is against public policy and consumer protection act to allow such EGREGIOUS AND UNCONSCIOUSABLE PREPAYMENT PENALTIES. **Family companies and individuals need protection from price gouging and "take or leave it contracts" (Contracts of Adhesion). The damages sought will be:**

1. A refund of all prepayment penalties paid in accordance with the so called "yield maintenance" pre payment penalties.

2. The prohibition of any such prepayment penalties in the future because it is against public policy and is no different than borrowing from a loan shark.

Both state and federal courts have a great ability to fix egregious situations. It is contemplated that the suit will be filed in Orleans Parish, Louisiana which is a poor area and will not condone or understand 40% prepayment penalties. For your information I have won similar actions against two major NYSE companies and have never lost such an action.

201 St. Charles Avenue – 36th Floor
New Orleans, LA 70170
Tel (504) 595 – 5125
Fax (504) 523 - 2705

Prieur J. Leary, Jr.

EXHIBIT F

December 31, 2001

Fax: (313) 556 - 5108

The Secretary and Mr. Richard Wagoner, Jr.
General Motors Corp
300 Renaissance Center
Detroit, MI 48265

Re: Shareholder Proposal – GMAC - Payment of Interest on Escrow Funds.

GMAC Loan011020820

Gentleman,:

I intend to submit a shareholder proposal to be included in the next proxy statement substantially similar to the following:

"General Motors Acceptance Corporation" shall pay a reasonable rate of interest on all funds it has held in escrow on all loans made to all borrowers since 1980 until the present and on all future loans"

Sincerely,

Prieur J. Leary, Jr.

P.S. A CLASS ACTION SUIT WILL TAKE PLACE UNLESS THE LOAN IS RESTRUCTED. THE CLASS IS ALL BORROWERS THAT HAVE NOT RECEIVED REASONABLE INTEREST OR GIVEN THE OPPORTUNITY TO REQUEST INTEREST

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal relates to prepayment penalties.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to General Motors' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which General Motors relies.

Sincerely,

Keir Devon Gumbs
Special Counsel